UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to          .
Commission file number 333-1112146
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL FINANCIAL SERVICES L.P. 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

Dell Financial Services L.P. 401(k) Plan
Contents
December 31, 2006 and 2005

*Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Dell Financial Services L.P. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Financial Services L.P. 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2 to the financial statements, during 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP

Dallas, Texas
December 4, 2007

Dell Financial Services L.P. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments
Common stocks	$3,376,600	$4,296,059
Registered investment funds	23,739,367	17,783,132
Value of interest in common/collective trust	2,315,524	1,669,300
Participant loans	711,047	424,950

Total investments, at fair value	30,142,538	24,173,441
Cash, non-interest bearing	168,683	117,994
Receivables
Due from broker — unsettled trades	—	11,708
Employer contributions	63,732	58,009

Total assets	30,374,953	24,361,152

Liabilities
Excess contributions refundable to participants	63,938	28,407
Due to broker — unsettled trades	—	113,147
Other payables	583	1,041

Total liabilities	64,521	142,595

Net assets reflecting all investments at fair value	30,310,432	24,218,557
Adjustment from fair value to contract value for value of interest in common/collective trust	50,524	25,899

Net assets available for benefits	$30,360,956	$24,244,456

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to net assets attributable to:
Investment income
Interest and dividends	$1,430,457
Interest on loans to participants	40,491
Net appreciation in fair value of investments	944,160

Total investment income	2,415,108

Contributions
Employee contributions	3,448,130
Employee rollover contributions	449,568
Employer contributions	1,170,573

Total additions	7,483,379

Deductions from net assets attributable to:
Benefits paid to participants	1,356,708
Administrative expenses	10,171

Total deductions	1,366,879

Net increase in net assets available for benefits	6,116,500
Net assets available for benefits
Beginning of year	24,244,456

End of year	$30,360,956

The accompanying notes are an integral part of these financial statements.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of Plan

General
Dell Financial Services, L.P. (the “Partnership” or “Employer”) is a joint venture of Dell Inc. (“Dell”) and The CIT Group Inc. (“CIT”). The Partnership adopted the Dell Financial Services L.P. 401(k) Plan (the “Plan”), effective August 1, 1997.

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all U.S. resident employees of the Partnership who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2006 and 2005, there were 595 and 469 active employees participating in the Plan, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Contributions
Contributions are made to the Plan by the Partnership on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Partnership at the end of each payroll period. Eligible participants may elect to contribute up to 25% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $15,000 and $14,000 for 2006 and 2005, respectively, as permitted by the Internal Revenue Code of 1986 (“IRC”), as amended. Highly compensated participants, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. For the 2006 and 2005 plan years, participants age 50 or over may contribute an additional $5,000 and $4,000, respectively, over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permits employees to contribute balances from another qualified plan (“rollover contributions”).

Employer Contributions
The Partnership has elected to match 50% of each dollar contributed by Participants up to 6% of the participant’s eligible compensation. The Partnership may also elect to make discretionary contributions. Discretionary contributions are allocated to eligible participants with at least one year of service, and who were employed on the last day of the Plan year. There were no discretionary contributions made for the year ended December 31, 2006. Partnership contributions are invested in the individual funds according to the current investment allocations of the Participant.

Participant Accounts
Each participant account is credited with the participant’s contributions, allocations of Partnership matching and discretionary contributions and an allocation of Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions and earnings. Partnership contributions are vested 20% for each year of service and are fully vested after five years of service. Participants earn a year of service if the Participant is credited with at least 1,000 hours of service during the Plan year.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
Forfeitures
Forfeitures by participants of unvested Partnership contributions can be used to restore amounts previously forfeited by participants qualified for such restoration upon re-employment, satisfy Plan administrative expenses and lastly, or to reduce future employer contributions. Unallocated forfeited nonvested accounts were $47,473 and $21,091 at December 31, 2006 and 2005, respectively. During 2006, forfeited account balances of $65,627 were used to reduce employer contributions.

Benefit Payments
Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death or in the event of financial hardship. A participant may defer benefit payments until reaching the age of 65, provided his or her account balance is greater than $5,000. In the event of a distribution greater than $1,000 but less than $5,000 made on or after March 28, 2005, the Participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. In the event of a distribution less than $1,000 made on or after March 28, 2005, the Plan Administrator shall direct the Trustee to cause the entire vested benefit to be paid to such participant in a single lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Administration and Plan Expenses
Plan assets are held in trust by The Nationwide Trust Company (the “Plan Trustee”). The Plan’s third party recordkeeper is The 401(k) Company. Substantially all administrative expenses of the Plan, which approximated $81,700 for the year ended December 31, 2006, are paid by the Partnership. Loan origination fees, loan maintenance fees and distribution fees are paid by participants through deductions from the Participant’s account balance.

Participant Loans
Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $1,000). Each participant’s loan is charged a reasonable rate of interest and a one-time fee of $50. Further, there is a monthly maintenance fee of $2 charged for each month the participant has a loan balance. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed five years. Repayments are reinvested in the individual funds according to the current investment allocations of the participant. If the participant is terminated or if the Plan terminates, the loan must be repaid or the outstanding balance will be considered in default and reported as a distribution. At December 31, 2006, loans bore interest at rates ranging between 5.52% and 9.13% and are due at various dates through January 6, 2012.

Plan Termination
Although it has not expressed any intent to do so, the Partnership has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, contributions would cease and participants will become 100% vested in their accounts. Account balances would be distributed to the participants as soon as administratively feasible.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

New Accounting Pronouncements
During 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”). The FSP requires investment contracts held by a defined-

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on the Plan.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investments in common stock, short-term investments, mutual funds, common/collective trusts and other investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions Contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Partnership for discretionary Employer contributions, if any.

Investments and Investment Income
The Plan’s investments are stated at fair value. Common stocks are valued at fair value based on quoted market prices. Registered investment funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the plan at year end. The plan’s interest in the common/collective trust is based on the fair value of the collective trust’s underlying investments.

Participant loans are valued at estimated fair value consisting of outstanding principal and any related interest.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Benefits Paid to Participants Plan distributions are recorded when paid.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.	Investments
     The following table presents the investments of the Plan at December 31, 2006 and 2005:

	2006		2005
Common stock
Dell Inc.	$3,343,190	*	$4,262,783	*
Tyco International Ltd.	33,410		33,276

Total common stock	3,376,600		4,296,059
Registered investment funds
Davis New York Venture Fund	4,913,851	*	3,504,649	*
Growth Fund of America	4,162,536	*	3,131,594	*
Franklin Balance Sheet Investment Fund	2,930,870	*	2,357,946	*
Franklin Small Mid Cap Growth Fund	2,016,971	*	1,707,032	*
EuroPacific Growth Fund	2,974,808	*	2,103,979	*
Bond Fund of America	2,121,246	*	1,637,402	*
Franklin Real Estate Securities Fund	1,701,951	*	1,278,566	*
Laudus Rosenberg International	1,556,367	*	1,099,455
Templeton Developing Markets	1,360,767		962,509

Total registered investment funds	23,739,367		17,783,132
Common/collective trust
INVESCO Stable Value Trust	2,315,524	*	1,669,300	*
Loans receivable	711,047		424,950

	$30,142,538		$24,173,441

*	Represents investments of the Plan which comprise 5% or more of net assets available for benefits.

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005
During 2006, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated/ (depreciated) in fair market value as follows:

2006
Common stock	$(717,432)
Common / collective trust	80,273
Registered investment funds	1,581,319

$944,160

At December 31, 2006 and 2005, the Plan owns approximately 133,000 and 142,000 shares of Dell Inc. common stock, respectively. This represents approximately 11% and 18% of the Plan’s investments as of December 31, 2006 and 2005 respectively. The underlying value of net assets invested in Dell Inc. common stock is entirely dependent upon the performance of Dell Inc. and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

4.	Tax Status
The Plan received a determination letter dated May 2, 2002 from the Internal Revenue Service stating that the Plan and related trust are designed in compliance with section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the related trust is exempt from federal income tax under section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes.

5.	Related Parties
The Plan is authorized under contract provisions and by ERISA regulations to invest in Dell securities. During the year ended December 31, 2006, the Plan purchased approximately 30,000 shares of Dell stock for $790,000 and sold approximately 40,000 shares of the Dell stock for $1,000,000.

6.	Delayed Form 11-K Filing
The Company was unable to complete its Form11-K filing for the Plan year ended December 31, 2006 until Dell, the issuer of the securities held pursuant to the Plan, filed its Annual Report on Form 10-K for the fiscal year ended February 2, 2007. Dell did not timely file the Forms 10-Q for its second and third quarters of fiscal year 2007 and first and second quarters of fiscal year 2008 nor the Form 10-K for its fiscal year 2007, due to the questions raised in connection with the independent investigation conducted by the Audit Committee of the Company’s Board of Directors. As a result of Dell’s inability to timely file its Annual Report on Form 10-K for its fiscal year 2007, the Company suspended the purchase of Dell shares in the Plan effective April 3, 2007. For further discussion and results of the independent investigation, participants should refer to the Company’s Form 10-K that was filed on October 30, 2007.

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006 and 2005:

Dell Financial Services L.P. 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

	2006	2005

Net assets available for benefits per the financial statements	$30,360,956	$24,244,456
Less: Adjustment from fair value to contract value	50,524	25,899

Net assets per form 5500	$30,310,432	$24,218,557

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements		$2,415,108
Less: Adjustment from fair value to contract value		50,524

Investment income per form 5500		$2,364,584

Dell Financial Services L.P. 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at Year End)
December 31, 2006

		(b)
	(a)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of	(c)	(d)
	Lessor or Similar Party	Interest, Par, or Maturity Value	Cost**	Current Value
*	Dell Inc. Stock	Common Stock		$3,343,190
	Tyco International Ltd. Stock	Common Stock		33,410
	Davis New York Venture Fund	Registered Investment Fund		4,913,851
	Growth Fund of America	Registered Investment Fund		4,162,536
	Franklin Balance Sheet Investment Fund	Registered Investment Fund		2,930,870
	Franklin Small Mid-Cap Growth Fund	Registered Investment Fund		2,016,971
	EuroPacific Growth Fund	Registered Investment Fund		2,974,808
	Bond Fund of America	Registered Investment Fund		2,121,246
	Franklin Real Estate Securities Fund	Registered Investment Fund		1,701,951
	Laudus Rosenburg International Small Cap Fund	Registered Investment Fund		1,556,367
	Templeton Development Markets Trust	Registered Investment Fund		1,360,767
	INVESCO Stable Value Trust	Common/Collective Trust		2,315,524
*	Participant loans	Loans bearing interest rates ranging from 5.52% to 9.13% due at various dates through January 6, 2012		711,047

	Total			$30,142,538

*	Party-in-Interest

**	Cost information is not required for participant-directed investments

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL FINANCIAL SERVICES L.P. 401(K) PLAN
By:	Benefits Administration Committee of the Dell Financial Services L.P. 401(k) Plan

Date: December 7, 2007	By:	/s/ Lyn Law
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm